SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                 (Rule 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
               SECTION 14d(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)
                   - - - - - - - - - - - - - - - - - - - - -
                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                              CHEMFAB CORPORATION
                       (Name of Person(s) Filing Statement)

                    Common Stock, $0.10 Par Value Per Share
                         (Title of Class of Securities)

                                  16361L102
                (CUSIP Number of Common Stock, $0.10 Par Value)
                   - - - - - - - - - - - - - - - - - - - - -
                                 John Verbicky
                              Chemfab Corporation
                           701 Daniel Webster Highway
                                 P.O. Box 1137
                         Merrimack, New Hampshire 03054
                                 (603) 424-9000

                  (Name, Address and telephone number of person
               authorized to receive notices and communications on
                     behalf of the person(s) filing statement)
                   - - - - - - - - - - - - - - - - - - - - -
                                With a copy to:
                              John R. Utzschneider
                                Bingham Dana LLP
                               150 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 951-8000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 9.        EXHIBITS

Exhibit 1 Joint Press Release issued by Chemfab Corporation and the Norton Company on July 25, 2000.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHEMFAB CORPORATION


Date:  July 26, 2000
                                          By:    /s/ John Verbicky
                                          Name:  John Verbicky
                                          Title: President and Chief
                                                 Executive Officer